Exhibit 99.4
MATERIAL CHANGE REPORT
Item 1 Name and Address of Company
World Color Press Inc. (“Worldcolor”)
999 Boulevard de Maisonneuve West, Suite 1100
Montreal, Quebec
H3A 3L4
Item 2 Date of Material Change
January 26, 2010
Item 3 News Release
A news release with respect to the material change referred to in this material change report was issued by Worldcolor on January 26, 2010 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval.
Item 4 Summary of Material Change
On January 26, 2010, Quad/Graphics, Inc. (“Quad/Graphics”) and Worldcolor announced that their boards of directors unanimously approved a definitive arrangement agreement (the “Arrangement Agreement”), whereby Quad/Graphics will acquire all of the outstanding common shares (the “Common Shares”) of Worldcolor (the “Transaction”). The Transaction is being undertaken by way of a plan of arrangement of Worldcolor pursuant to the terms of the Canada Business Corporations Act.
The Transaction is expected to close approximately in the summer of 2010 and be accretive to the earnings of the combined enterprise. Concurrent with the closing of the Transaction, Quad/Graphics expects to register its Class A common shares (the “Class A Shares”) with the U.S. Securities and Exchange Commission (the “SEC”) and proceed with a listing on a leading U.S. exchange. Under terms of the Arrangement Agreement, Worldcolor shareholders and Quad/Graphics shareholders will hold following closing approximately 40 percent and 60 per cent of the outstanding shares of Quad/Graphics, respectively.
Item 5 Full Description of Material Change
On January 26, 2010, Quad/Graphics and Worldcolor announced that their boards of directors unanimously approved the Arrangement Agreement, whereby Quad/Graphics will acquire all of the outstanding Common Shares. The Transaction is being undertaken by way of a plan of arrangement of Worldcolor pursuant to the terms of the Canada Business Corporations Act.
The Transaction is expected to close approximately in the summer of 2010 and be accretive to the earnings of the combined enterprise. Concurrent with the closing of the Transaction, Quad/Graphics expects to register the Class A Shares with the

SEC and proceed with a listing on a leading U.S. exchange. Under terms of the Arrangement Agreement, Worldcolor shareholders and Quad/Graphics shareholders will hold following closing approximately 40 per cent and 60 per cent of the outstanding Quad/Graphics shares, respectively.
Mr. Joel Quadracci, the Chairman, President and Chief Executive Officer of Quad/Graphics will serve as Chairman, President and Chief Executive Officer of the expanded company. The future board of directors will be comprised of the six current Quad/Graphics directors and two Worldcolor directors: Mr. Mark Angelson, (Worldcolor Chairman and Chief Executive Officer) who will chair the board of directors Committee on Integration and Consolidation, and a director to be named prior to closing, who will become a member of the Audit Committee, bolstering Quad/Graphics’ commitment to excellence in financial reporting.
Transaction Summary
At the closing of the Transaction, each outstanding Common Share will be converted, after a multi-step transaction, into a number of Class A Shares at a share exchange ratio to be determined at closing. Worldcolor currently has convertible preferred shares (the “Preferred Shares”) outstanding (and related accrued but unpaid dividends) that at the option of each holder, may be converted into Common Shares prior to the closing of the Transaction or, if not previously converted, will be redeemed for cash at U.S. $8.00 per Preferred Share (plus accrued and unpaid dividends). It is expected the holders of Preferred Shares will elect to exercise the conversion option. Worldcolor currently has two series of common share purchase warrants (the “Warrants”) outstanding that will be convertible into Common Shares prior to the closing of the Transaction if the applicable threshold price is achieved based upon the volume weighted average trading price per Common Share on the Toronto Stock Exchange in any consecutive 30-day trading period, or the effective price of the consideration receivable by holders of Common Shares in the Transaction, as determined by the Worldcolor board of directors based upon the advice of an independent valuation expert. Warrants that do not become exercisable or are not exercised will be purchased for cash in accordance with a contractually specified formula, based in part on the effective price determined by the Worldcolor board of directors referred to above.
Holders of Common Shares will receive Class A Shares, each having one vote per share, for approximately 40 percent total ownership of the combined entity. Quad/Graphics’ shareholders will continue to own Class A Shares, Class B shares and Class C shares of Quad/Graphics for approximately 60 percent total ownership of the combined entity. The Harry V. Quadracci family will control the combined entity through ownership of the high-voting Class B shares of Quad/Graphics. Any future dividend or consideration received following the closing will be distributed pro rata to Quad/Graphics’ shareholders regardless of share class. The Class A Shares are expected to afford holders enhanced liquidity. The Class B shares are not expected to be publicly traded.

Simultaneously with the closing of the Transaction, U.S.$140 million will be distributed in cash to Quad/Graphics’ existing common shareholders. Quad/Graphics will also provide at least U.S.$93.3 million to Worldcolor to purchase any Warrants not converted into Common Shares and to fund redemptions of or payments due on any other equity securities not converted to Common Shares. If less than $93.3 million is needed to make such purchases and redemptions, the remainder will be distributed to holders of Common Shares in cash.
The closing of the Transaction is not contingent on financing. There is U.S.$1.2 billion of committed financing from JPMorgan Chase Bank, N.A. and U.S. Bank National Association to fund cash distributions, refinance Quad/Graphics’ existing revolving credit facility, refinance Worldcolor’s existing debt outstanding, fund expenses incurred in connection with the Transaction and fund repayment of certain other Worldcolor obligations.
Completion of the Transaction is subject to Quad/Graphics and Worldcolor shareholder and regulatory approvals, including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the Competition Act (Canada) and the Investment Canada Act. The Transaction is also subject to the approval of the Superior Court of Quebec, Commercial Division. Shareholders of Quad/Graphics holding Quad/Graphics common shares having more than fifty percent of the voting rights in Quad/Graphics have entered into a voting agreement in support of the Transaction. The Transaction also is contingent on the SEC declaring effective Quad/Graphics’ planned S-4/Proxy Circular filing.
Quad/Graphics and Worldcolor each have agreed not to solicit other offers, but may consider superior proposals from third parties in certain circumstances, subject to the match rights of the other party. The Arrangement Agreement also provides for the payment of a U.S.$40 million break-up fee to either party if the Transaction is not completed under certain circumstances.
Statement Regarding Forward-Looking Information
To the extent any statements made in this material change report contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are forward-looking information within the meaning of the “safe harbor” provisions of applicable Canadian securities legislation (collectively “forward-looking statements”). These forward-looking statements can generally be identified by the use of words such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms, variations on them and other similar expressions. Worldcolor or Quad/Graphics has based these forward-looking statements on its current expectations about future events, and these forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such forward-looking statements. Important factors and assumptions as well as the ability of Worldcolor and Quad/Graphics to anticipate and manage the risks associated therewith that could cause actual results to differ materially from these expectations include, among other things: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in the printing industry; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the Transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the Transaction is not obtained or is obtained subject to conditions that are not anticipated; (7) the anticipated benefits of the Transaction will not be realized; and (8) other risks to consummation of the Transaction. These and other risks, as well as the ability of Worldcolor and Quad/Graphics to anticipate and manage the risks associated with the foregoing, are detailed from time to time in the filings of Worldcolor or Quad/Graphics with the SEC, available at www.sec.gov or Worldcolor with the Canadian securities regulatory authorities, available at www.sedar.com. Worldcolor and Quad/Graphics do not intend, and are under no obligation, to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.
Item 6 Reliance on Subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7 Omitted Information
No significant facts in this report remain confidential, and no information has been omitted from this report.
Item 8 Executive Officer
For more information, please contact John V. Howard, Jr., Chief Legal Officer at (514) 954-0101.
Item 9 Date of Report
January 26, 2010